 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 26, 2017, announcing the Company's financial results for the three months ended December 31, 2016.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 27, 2017

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

EURONAV ANNOUNCES
FOURTH QUARTER RESULTS 2016

HIGHLIGHTS

•	Muted Q4 freight rate performance from extended seasonal weakness
•	Encouraging start for Q1 but confluence of factors likely to impact from February
•	Euronav balance sheet bolstered by sale & leaseback and new financing facility
•	Letter of award for FSO for five-year contract starting Q3 2017
•	Return to shareholders' policy confirmed

ANTWERP, Belgium, 26 January 2017 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the three months ended 31 December 2016.

Paddy Rodgers, CEO of Euronav said: "Euronav had an active Q4 resulting in a letter of award for our FSO joint venture for a five-year contract, refinancing over USD 400 million of company debt on better terms and duration plus executing a sale and leaseback on four vessels. This has further bolstered our already strong balance sheet and gives us the flexibility to navigate the tanker sector cycle from a position of strength.

Tanker owner sentiment and behavior continues to be relatively brittle despite medium-term positive market fundamentals. Freight rates in what historically is the strongest quarter in any calendar year – Q4 – were subdued. Since November, however, record cargo volumes ahead of OPEC production cuts, caused by improving demand for crude, helped drive rates toward long-term Q4 averages in December. However, 2017 will, in our view, present a number of challenges: OPEC production cuts, peak delivery schedule of the order book, continued restricted access to finance and anemic owner confidence, which when combined, are all likely to produce a difficult rate environment for 2017".

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Revenue	146,280	225,644	684,265	846,507
Other operating income	1,463	1,154	6,996	7,426

Voyage expenses and commissions	(16,481)	(15,956)	(59,560)	(71,237)
Vessel operating expenses	(37,361)	(38,812)	(160,199)	(153,718)
Charter hire expenses	(2,920)	(6,438)	(17,713)	(25,849)
General and administrative expenses	(11,418)	(16,122)	(44,051)	(46,251)
Net gain (loss) on disposal of tangible assets	36,576	11,165	50,395	5,300
Net gain (loss) on disposal of investments in equity accounted investees	−	−	(24,150)	−
Depreciation	(59,125)	(54,896)	(227,709)	(210,206)

Net finance expenses	(16,095)	(9,799)	(44,849)	(47,630)
Share of profit (loss) of equity accounted investees	8,637	13,520	40,194	51,592
Result before taxation	49,556	109,461	203,619	355,934

Tax benefit (expense)	475	(4,602)	174	(5,633)
Profit (loss) for the period	50,031	104,859	203,793	350,301

Attributable to: Owners of the company	50,031	104,859	203,793	350,301

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Tankers	41,630	96,697	169,324	317,347
FSO	8,401	8,162	34,469	32,954
Result after taxation	50,031	104,859	203,793	350,301

Information per share:

(in USD per share)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Weighted average number of shares (basic) *	158,166,534	158,628,151	158,262,268	155,872,171
Result after taxation	0.32	0.66	1.29	2.25

* The number of shares issued on 31 December 2016 is 159,208,949.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Profit (loss) for the period	50,031	104,859	203,793	350,301
+ Depreciation	59,125	54,896	227,709	210,206
+ Net finance expenses	16,095	9,799	44,849	47,630
+ Tax expense (benefit)	(475)	4,602	(174)	5,633

EBITDA	124,776	174,156	476,177	613,770

+ Depreciation equity accounted investees	4,776	7,428	23,774	29,314
+ Net finance expenses equity accounted investees	521	966	3,212	5,288
+ Tax expense (benefit) equity accounted investees	66	(184)	182	(184)

Proportionate EBITDA	130,139	182,366	503,345	648,188

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2016	Fourth Quarter 2015	Full Year 2016	Full Year 2015

Weighted average number of shares (basic) *	158,166,534	158,628,151	158,262,268	155,872,171
Proportionate EBITDA	0.82	1.15	3.18	4.16

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2016 the Company had a net profit of USD 50.0 million (fourth quarter 2015: USD 104.9 million) or USD 0.32 per share (fourth quarter 2015: USD 0.66 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 130.1 million (fourth quarter 2015: USD 182.4 million).

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth quarter 2016	Fourth quarter 2015	Full year 2016	Full year 2015
VLCC
Average spot rate (in TI pool)	33,161	61,482	41,863	55,055
Average time charter rate	43,833	41,776	42,618	41,981
SUEZMAX
Average spot rate	21,243	41,596	27,498	41,686
Average time charter rate	24,662	36,042	26,269	35,790
Including profit share where applicable
Excluding technical offhire days

EURONAV TANKER FLEET

On 3 October 2016 Euronav signed two long-term time charter contracts of seven years each starting in 2018 with Valero Energy Inc. for Suezmax vessels with specialized Ice Class 1C capability. In order to fulfil these contracts, Euronav has ordered two high specification Ice Class Suezmax vessels from Hyundai Heavy Industries shipyard in South Korea. Delivery of these vessels is expected in early 2018 in good time for commencement of the charters.

On 13 October 2016 Euronav agreed with Hyundai Heavy Industries shipyard in South Korea to defer the delivery of the two VLCC ex-yard resale vessels, it recently purchased, to the first quarter of 2017. These vessels, previously expected to be delivered between October and November 2016, were delivered in January 2017.

On 27 October 2016 the VLCC KHK Vision (2007 – 305,749 dwt) which was time chartered in, was redelivered to its owner.

On 16 December 2016 Euronav signed a new USD 410 million senior secured amortizing revolving credit facility for the purpose of refinancing 11 vessels as well as Euronav's general corporate purposes. The credit facility was used to refinance the USD 500 million senior secured credit facility dated 25 March 2014 and will mature on 31 January 2023 carrying a rate of LIBOR plus a margin of 2.25%.

On 22 December 2016 together with joint venture partner International Seaways, Inc. ("INSW"), Euronav received a letter of award for a five-year contract for the service of its two FSO units. The existing contracts will remain in force until expiry in Q3. If negotiations and documentation are successfully concluded, the new contracts are expected to generate revenues for the joint venture in excess of USD 360 million over their full duration, excluding reimbursement for agreed operating expenses. The signing of final services contracts remains subject to an agreement on substantive business terms and no assurance can be given that such agreement will be reached.

On 22 December 2016 Euronav entered into a five-year sale and leaseback agreement for four VLCC vessels with investment vehicles advised by Wafra Capital Partners Inc., a private equity partnership. The four VLCCs are the Nautilus (2006 - 307,284 dwt), Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and Nucleus (2007 - 307,284 dwt). The terms of the transaction include an aggregate sales price of USD 186 million, resulting in a capital gain of USD 36.5 million. The leaseback transaction is accounted for as an operating lease under IFRS and includes certain contingent elements linked to the fair market value of the vessels during and at the expiry of the charter period. As per our return to shareholders' policy, this capital gain will not be eligible for dividend distribution. After repayment of the existing debt, the transaction generated in excess of USD 100 million free cash. Euronav has leased back the four vessels, which were built by Dalian Shipbuilding Industry Co., Ltd. (DSIC), under a five-year bareboat contract at an average rate of USD 22,000 per day per vessel and at the expiry of each contract the vessels will be redelivered to their new owners.

On 10 January 2017 the naming ceremony for the two VLCC resales, the Ardeche (2017 – 298,642 dwt) and the Aquitaine (2017 – 298,768 dwt) took place at the Hyundai Samho yard in Mokpo, South Korea. Euronav took delivery of these on 12 January and on 20 January respectively.

RETURN TO SHAREHOLDERS

Euronav's return to shareholders' policy is to distribute 80% of net income over the full financial year. Under Belgian corporate law the final full year dividend must be approved by the Annual General Meeting of Shareholders (AGM) on the basis of the fully audited results of the financial year. The AGM is scheduled on 11 May 2017.

As per our return to shareholders' policy, any capital gains are not eligible for dividend distribution. Management is therefore pleased to announce that it intends to recommend to the Board of Directors, subject to final audited results being identical to the preliminary ones and absent material adverse circumstances that the Board proposes for approval of the AGM a final full year dividend of USD 0.77 per share. Taking into account the interim dividend announced in August in the amount of USD 0.55 per share, the expected dividend payable after the AGM should be USD 0.22 per share. The total final USD 0.77 dividend per share complies with the 80% commitment when compared to underlying earnings for the full year 2016 of USD 0.96 per share (after stripping out capital gains).

TANKER MARKET

The tanker market finds itself at an interesting intersection as medium and longer-term positives (restricted financing driving limited contracting, increased environmental regulation taking effect from 2017, robust demand for crude) continue to build momentum but are likely to be overshadowed by a number of negative short-term factors driving the market during 2017 (OPEC production cuts, delivery of new vessels, limited scrapping, anemic owner sentiment). Euronav sees a number of short-term factors dominating during 2017 before focus on a positive medium-term market structure can develop.

In terms of short-term headwinds, firstly the OPEC-led production cuts will begin to impact during Q1 (mid to late January) and present a headwind for tanker markets until at least the summer months when long established seasonal trading patterns typically reduce demand. Secondly, 2017 will see the peak of the order book delivery schedule with at least 40 VLCC equivalents (VLCC & Suezmax vessels expressed as VLCC capacity) expected to enter the global fleet in the first half of 2017 alone. Owner sentiment and behavior has been weak in the face of similar vessel delivery albeit at lower levels during the second half of 2016 suggesting potential freight rate pressure during this delivery period.

Thirdly, older tonnage is likely to remain and act as disruptive capacity in 2017 as pressure to scrap is neutralized to some extent by an uncertainty over approved ballast water and sulphur cap systems and an ability to defer direct application of the new environmental regulations starting in September 2017, as covered in more detail below. Lastly, continued restrictive access to financing for ship owners and anemic owner confidence are likely to combine all of these factors to produce a challenging freight rate environment for 2017.

Medium-term drivers though remain positive. Demand for crude oil remains supportive with upward pressure on demand forecasts into 2017 as global GDP expectations are upgraded. Whilst the oil price has risen since OPEC announced production cuts, the resilience of the USA shale output and the return of disrupted supply (Nigeria, Libya) suggest that increased crude supply will respond quickly to higher prices and so prevent price-based demand destruction.

Increased regulation under the Ballast Water Management Convention coming into force in September 2017 and the Sulphur Oxides (SOx) Regulation from 2020 limiting the maximum sulphur content in fuel oil will help to increase pressure to scrap over time. There are 267 VLCCs in total (38% of current fleet) that will be at least 15 years old by 2020. This ageing profile will encourage a more rational medium-term behavior as owners will face increased regulatory costs over and above those from special surveys which are scheduled for every 30 months on vessels older than 15 years of age.

A combination of rationed capital from traditional sources and a higher cost of capital have substantially reduced contracting activity in the past 12 to 15 months. In VLCC orders, 2016 was the third lowest year on record. The majority of orders were also being industrial replacement rather than speculative. Shipyards are also severely restricted in their financial flexibility and are entering a phase of rationalization, albeit with one caveat - political pressure to address overcapacity has eased in recent months and requires monitoring.

We encourage investors to visit our website and access our presentations which are updated regularly at http://investors.euronav.com.

OUTLOOK

The Company remains consistent in its view expressed in recent communications that vessel supply in totality remains a manageable factor but that increased pockets of supply would periodically have a detrimental effect. The lack of contracting in the past 12 to 15 months encourages a positive medium-term view supported by consistent crude demand growth (IEA 2017-2020 forecast 1.2m bpd growth every year), increasing effect of environmental legislation toward 2020 and an adjustment to a rationed supply of capital for all.

Euronav management has taken affirmative action over the past six months in rejuvenating the fleet whilst simultaneously improving our capital ratios and access to liquidity. With the lowest leverage in the big tanker sector and access to over USD 600 million of liquidity Euronav is well positioned to navigate the cycle – to be strategically opportunistic whilst remaining exposed to any potential upside from an improved freight rate environment.

So far during the first quarter of 2017, the Euronav VLCC fleet operated in the Tankers International Pool has earned about 48,098 USD and 48% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about 24,070 USD per day on average with 41.5 % of the available days fixed.

CONFERENCE CALL

Euronav will host a conference call at 09:30 a.m. EST / 3:30 p.m. CET on Thursday 26 January 2017 to discuss the results for the fourth quarter 2016.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	26 January 2017
Event Time:	09:30 a.m. EST / 3:30 p.m. CET
Event Title:	"Q4 2016 Earnings Conference Call"
Event Site/URL:	http://services.choruscall.com/links/euronav1701263ox6XmZ1.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10099044. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 2 February 2017, beginning at 11:30 a.m. EST / 5:30 p.m. CET on 26 January 2017. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10099044.

*
*  *

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of final year results 2016: Thursday 16 March 2017

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being 1 V-Plus vessel, 31 VLCCs, 19 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	December 31, 2016	December 31, 2015
ASSETS

Non-current assets
Vessels	2,383,217	2,288,036
Assets under construction	86,136	93,890
Other tangible assets	777	1,048
Prepayments	−	2
Intangible assets	156	238
Receivables	183,947	259,908
Investments in equity accounted investees	18,079	21,637
Deferred tax assets	964	935

Total non-current assets	2,673,276	2,665,694

Current assets
Trade and other receivables	166,342	219,080
Current tax assets	357	114
Cash and cash equivalents	206,689	131,663
Non-current assets held for sale	−	24,195

Total current assets	373,388	375,052

TOTAL ASSETS	3,046,664	3,040,746

EQUITY and LIABILITIES

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	120	(50)
Treasury shares	(16,102)	(12,283)
Retained earnings	515,404	529,809

Equity attributable to owners of the Company	1,887,695	1,905,749

Non-current liabilities
Bank loans	966,443	952,426
Other payables	533	590
Employee benefits	2,860	2,038
Provisions	38	436

Total non-current liabilities	969,874	955,490

Current liabilities
Trade and other payables	69,859	79,078
Tax liabilities	−	1
Bank loans	119,119	100,022
Provisions	117	406

Total current liabilities	189,095	179,507

TOTAL EQUITY and LIABILITIES	3,046,664	3,040,746

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015
Shipping revenue
Revenue	684,265	846,507
Gains on disposal of vessels/other tangible assets	50,397	13,302
Other operating income	6,996	7,426
Total shipping revenue	741,658	867,235

Operating expenses
Voyage expenses and commissions	(59,560)	(71,237)
Vessel operating expenses	(160,199)	(153,718)
Charter hire expenses	(17,713)	(25,849)
Loss on disposal of vessels/other tangible assets	(2)	(8,002)
Loss on disposal of investments in equity accounted investees	(24,150)	−
Depreciation tangible assets	(227,610)	(210,156)
Depreciation intangible assets	(99)	(50)
General and administrative expenses	(44,051)	(46,251)
Total operating expenses	(533,384)	(515,263)

RESULT FROM OPERATING ACTIVITIES	208,274	351,972

Finance income	6,838	3,312
Finance expenses	(51,687)	(50,942)
Net finance expenses	(44,849)	(47,630)

Share of profit(loss) of equity accounted investees (net of income tax)	40,194	51,592

PROFIT (LOSS) BEFORE INCOME TAX	203,619	355,934

Income tax benefit (expense)	174	(5,633)

PROFIT (LOSS) FOR THE PERIOD	203,793	350,301

Attributable to:
Owners of the company	203,793	350,301

Basic earnings per share	1.29	2.25
Diluted earnings per share	1.29	2.22

Weighted average number of shares (basic)	158,262,268	155,872,171
Weighted average number of shares (diluted)	158,429,057	157,529,562

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2016	2015
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015

Profit/(loss) for the period	203,793	350,301

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(651)	(44)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	170	(429)
Equity-accounted investees - share of other comprehensive income	1,224	1,610

Other comprehensive income, net of tax	743	1,137

Total comprehensive income for the period	204,536	351,438

Attributable to:
Owners of the company	204,536	351,438

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2015	142,441	941,770	379	−	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	−	−	−	−	−	350,301	350,301	−	350,301
Total other comprehensive income	−	−	(429)	−	−	1,565	1,136	−	1,136
Total comprehensive income	−	−	(429)	−	−	351,866	351,437	−	351,437

Transactions with owners of the company
Issue of ordinary shares	20,324	208,738	−	−	−	(19,357)	209,705	−	209,705
Issue and conversion perpetual convertible preferred equity	10,281	64,719	−	−	−	−	75,000	(75,000)	−
Dividends to equity holders	−	−	−	−	−	(138,001)	(138,001)	−	(138,001)
Treasury shares	−	−	−	−	33,779	(25,516)	8,263	−	8,263
Equity-settled share-based payment	−	−	−	−	−	1,637	1,637	−	1,637
Total transactions with owners	30,605	273,457	−	−	33,779	(181,237)	156,604	(75,000)	81,604

Balance at December 31, 2015	173,046	1,215,227	(50)	−	(12,283)	529,809	1,905,749	−	1,905,749

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity

Balance at January 1, 2016	173,046	1,215,227	(50)	−	(12,283)	529,809	1,905,749	−	1,905,749

Profit (loss) for the period	−	−	−	−	−	203,793	203,793	−	203,793
Total other comprehensive income	−	−	170	−	−	573	743	−	743
Total comprehensive income	−	−	170	−	−	204,366	204,536	−	204,536

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(216,838)	(216,838)	−	(216,838)
Treasury shares	−	−	−	−	(3,819)	(2,339)	(6,158)	−	(6,158)
Equity-settled share-based payment	−	−	−	−	−	406	406	−	406
Total transactions with owners	−	−	−	−	(3,819)	(218,771)	(222,590)	−	(222,590)

Balance at December 31, 2016	173,046	1,215,227	120	−	(16,102)	515,404	1,887,695	−	1,887,695

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2016	2015
	Jan. 1 - Dec 31, 2016	Jan. 1 - Dec 31, 2015
Cash flows from operating activities
Profit (loss) for the period	203,793	350,301

Adjustments for:	205,714	208,305
Depreciation of tangible assets	227,610	210,156
Depreciation of intangible assets	99	50
Loss (gain) on disposal of investments in equity accounted investees	24,150	−
Provisions	(603)	91
Tax (benefits)/expenses	(174)	5,633
Share of profit of equity-accounted investees, net of tax	(40,194)	(51,592)
Net finance expense	44,849	47,630
(Gain)/loss on disposal of assets	(50,395)	(5,300)
Equity-settled share-based payment transactions	406	1,637
Amortization of Deferred Capital Gain	(34)	−

Changes in working capital requirements	38,487	(57,692)
Change in cash guarantees	107	1
Change in trade receivables	(755)	12,330
Change in accrued income	21,049	(13,175)
Change in deferred charges	239	11,090
Change in other receivables	35,905	(34,654)
Change in trade payables	(6,817)	1,190
Change in accrued payroll	(138)	255
Change in accrued expenses	(7,547)	(1,649)
Change in deferred income	(3,591)	6,612
Change in other payables	(226)	(39,800)
Change in provisions for employee benefits	261	108

Income taxes paid during the period	(100)	(109)
Interest paid	(33,378)	(50,810)
Interest received	209	262
Dividends received from equity-accounted investees	23,478	275

Net cash from (used in) operating activities	438,203	450,532

Acquisition of vessels	(342,502)	(351,596)
Proceeds from the sale of vessels	223,016	112,890
Acquisition of other tangible assets	(172)	(8,289)
Acquisition of intangible assets	(18)	(258)
Proceeds from the sale of other (in)tangible assets	32	95
Loans from (to) related parties	22,047	39,785
Proceeds from capital decreases in joint ventures	3,737	1,500
Acquisition of subsidiaries, net of cash acquired	(6,755)	−

Net cash from (used in) investing activities	(100,615)	(205,873)

Proceeds from issue of share capital	−	229,063
Transaction costs related to issue of share capital	−	(19,357)
(Purchase of) Proceeds from sale of treasury shares	(6,157)	8,263
Proceeds from new borrowings	740,286	931,270
Repayment of borrowings	(774,015)	(1,367,871)
Transaction costs related to issue of loans and borrowings	(4,436)	(8,680)
Dividends paid	(216,838)	(138,003)

Net cash from (used in) financing activities	(261,160)	(365,315)

Net increase (decrease) in cash and cash equivalents	76,428	(120,656)

Net cash and cash equivalents at the beginning of the period	131,663	254,086
Effect of changes in exchange rates	(1,402)	(1,767)

Net cash and cash equivalents at the end of the period	206,689	131,663